NO ACT

PE 12-23-10



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561





11005753

February 22, 2011

Sharon L. Burr
Deputy General Counsel
Dominion Resources Services, Inc.
P.O. Box 26532
Richmond, VA 23261

Received SEC
FEB 22 2011
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-22-2011

Re: Dominion Resources, Inc.
Incoming letter dated December 23, 2010

Dear Ms. Burr:

This is in response to your letters dated December 23, 2010 and January 10, 2011 concerning the shareholder proposal submitted to Dominion by Robert A. Vanderhye. We also have received a letter from the proponent dated December 28, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Robert A. Vanderhye

*** FISMA & OMB Memorandum M-07-16 ***

February 22, 2011

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Dominion Resources, Inc.
Incoming letter dated December 23, 2010

The proposal requests that Dominion offer Virginia electric power customers the option of directly purchasing electricity generated from 100% renewable energy by 2012.

There appears to be some basis for your view that Dominion may exclude the proposal under rule 14a-8(i)(7), as relating to Dominion's ordinary business operations. In this regard, we note that the proposal relates to the products and services that the company offers. Proposals concerning the sale of particular products and services are generally excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if Dominion omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Dominion relies.

Sincerely,

Adam F. Turk
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



Sharon L. Burr
Deputy General Counsel

Dominion Resources Services, Inc.
120 Tredegar Street, Richmond, VA 23219
Phone: 804-819-2171, Fax: 804-819-2202
E-mail: Sharon.L.Burr@dom.com

Mailing Address: P.O. Box 26532
Richmond, VA 23261

January 10, 2011

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

By electronic transmission to shareholderproposals@sec.gov

Re: Dominion Resources, Inc. No Action Letter Request Regarding
the Proposal of Mr. Robert A. Vanderhye

Ladies and Gentlemen:

This letter is in response to a letter sent to the Securities and Exchange Commission by Mr. Robert A. Vanderhye on December 28, 2010, regarding Dominion Resources, Inc.'s no action request of December 23, 2010. Capitalized terms that are defined in Dominion's no action request that are not defined in this letter will continue to have the same meanings in this letter as in the no action request.

A copy of this letter is being sent concurrently by overnight mail to Mr. Vanderhye.

General

Dominion continues to believe that the Proposal may be properly excluded from the Proxy Materials under Rules 14a-8(i)(3), (5), (6), (7) and (10) for the reasons stated in the no action request. While we do not believe that it is necessary or particularly helpful to address line by line the statements made by Mr. Vanderhye in his December 28 letter, we do believe that in light of some of his comments, amplification of our rationale for exclusion in two areas will be useful to the Staff.

Exclusion under Rule 14a-8(i)(6) – lack of power or authority to implement

With respect to Dominion's position that Mr. Vanderhye's proposal is excludable under Rule 14a-8(i)(6) because Dominion lacks the power or authority to implement it, Mr. Vanderhye concedes that Dominion would have to obtain regulatory approval to initiate a program of the type referenced in the Proposal. However, he asserts that this does not mean that the Proposal is excludable. We disagree.

Mr. Vanderhye cites to the outcome for another shareholder proposal involving Dominion, *Dominion Resources, Inc.* (March 9, 2009). However, the circumstances in that case were very different from those relating to this Proposal. The proposal that Dominion received in 2009 was a general proposal that it pursue a goal to achieve 80% fossil fuel-free electricity generation by 2020. Dominion's argument regarding the need for regulatory approval was also a general one, based on its need to obtain regulatory approval to construct and operate any type of generation facility. In this case, the terms of the Virginia SCC's December 2008 order regarding Dominion's Green Power program make it clear that the regulator would consider additional specific programs like the one referenced in the Proposal under Dominion's Green Power program and Virginia SCC-approved tariff only after the Company, the Virginia SCC Staff and customers had gained experience with the initial services being provided under the tariff. The order contains a specific directive to seek regulatory approval that is directly applicable to the service offering Mr. Vanderhye proposes. Consequently, the current no action request involves a distinguishable situation from the one presented in the 2009 no action request and, in this case, Rule 14a-8(i)(6) clearly provides a basis for the Proposal's exclusion.

Having conceded the need for regulatory approval, Mr. Vanderhye then states that Dominion will get the approval "unless it intentionally sabotages the submission." This is simply not the case. No one, including Mr. Vanderhye, can know who would intervene in such a case, what position the Virginia SCC staff or commissioners would take, whether approval would be granted, denied or granted with additional conditions. The Virginia SCC must look at what the Proposal would do to all ratepayers and whether it is in the public interest – Would there be free riders? Impacts on reliability? Higher rates for others or cross-subsidization between or within rate classes? The issues discussed in Dominion's no action request that were originally considered as Dominion structured the Green Power program could be issues that the Virginia SCC or other intervenors would seek to reexamine.

In addition to *American Home Products Corp.* and *Alza Corporation* precedents cited in our no action request in which FDA regulation of pharmaceutical companies was found a proper basis for exclusion of proposals about advertising content for pharmaceutical products, we also note that in *United Illuminating Company* (March 16, 1994) the SEC Staff allowed exclusion of a proposal to a Connecticut electric utility regarding its conservation program spending on the grounds that the requested changes to the program were within the jurisdiction of a state agency and therefore beyond the power or authority of the company to implement.

Exclusion under Rule 14a-8(i)(10) – the essential objectives of the Proposal have been substantially implemented

With respect to Dominion's position that Mr. Vanderhye's Proposal is excludable under Rule 14a-8(i)(10) because Dominion has substantially implemented it with its Green Power program, Mr. Vanderhye takes the position that because there are differences between the Green Power program and the type of renewable energy purchase program he prefers, the SEC cannot find that the Proposal has been substantially implemented.

We disagree. Rule 14a-8(i)(10) does not require that the actions the Company has taken be identical to a shareholder's proposal, only that the "essential objectives" of the proposal be met. Dominion continues to believe in this case that the Green Power program does satisfy the same "essential objectives" that a "direct purchase" or "bundled" program is capable of satisfying.

Reviewing again the essential objectives of the Proposal, we believe they are (1) to promote the development of renewable generation resources, (2) to improve stewardship of the environment by reducing the use of depletable fossil-fuels and the side-effects of fossil-fuel consumption in the production of electricity, and (3) to give electric utility customers who are interested a way to participate in supporting the first two objectives. We reiterate our position, as described in the no action request, that the Green Power program offered by Dominion satisfies the essential objectives of the Proposal.

In further support of our position, we note that one REC is validation that one megawatt-hour (MWh) of renewable energy has been generated and delivered to the power grid. RECs allow buyers to support financially the development of renewable energy and claim the environmental benefits of doing so and were created to convey the attributes of electricity generated from renewable resources to buyers. Because RECs are monitored and verified, individuals and organizational buyers can buy RECs and be confident that related commodity electricity was generated with renewable energy resources. As demand in the market for RECs increases, so does the production of renewable energy (and accompanying RECs representing the renewable attributes of that generated and delivered electricity). Because the power grid operates in such a way that more power cannot be generated than customers use, the need for other types of generation is reduced as more and more renewable energy is generated. Thus, the purchase of RECs is directly tied to increasing the amount of power generated from renewable sources and, over time, displacing the need for energy from conventional sources.

Because the essential objectives of the Proposal are met by the Green Power program which Dominion has already implemented, we continue to believe the Proposal is excludable under Rule 14a-8(i)(10).

Conclusion

For the reasons stated in our no action request, and further supported above, we continue to believe that the Proposal should be properly excluded from the Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding the subject. Please do not hesitate to call me at 804-819-2171 if we may be of further assistance in this matter.

Sincerely yours,



Sharon L. Burr
Deputy General Counsel

cc: Mr. Robert A. Vanderhye
Carter M. Reid, Vice President, General Counsel and Corporate Secretary
Karen Doggett, Director – Governance and Executive Compensation

December 28, 2010

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

By electronic submission to shareholderproposals @sec.gov

Re: Shareholder Proposal of Robert A. Vanderhye Submitted to Dominion Resources, Inc. for inclusion in the 2011 Proxy materials.

Dear Sir/Madam:

I, Robert A. Vanderhye (hereinafter referred to as the "Proponent"), am a beneficial owner of shares of Dominion Resources, Inc. (hereinafter referred to as "Dominion" or the "Company") common stock. I have submitted a shareholder proposal (hereinafter referred to as the "Proposal") to Dominion. This letter is in response to the letter dated December 23, 2010 sent to the Office of Chief Counsel by the Company, in which Dominion contends that the Proposal may be excluded from the Company's 2011 proxy statement by virtue of Rules 14a-8(i)(3), 14a-8(i)(6), 14a-8(i)(5), 14a-8(i)(7) and 14a-8(i)(10).

In fact, the Proposal is entirely appropriate, Dominion has not met its burden to clearly demonstrate that it should be excluded, and most of the Dominion arguments are completely unsupported. It is respectfully submitted that the Staff should NOT issue the no-action letter sought by the Company.

A copy of this letter is being mailed concurrently to Dominion's Deputy General Counsel Sharon L. Burr.

SUMMARY RESPONSE

Dominion has the burden of persuasion for exclusion under Rule 14-8(g), and has not met it.

Dominion has failed to quote even one specific statement in the Proposal, or Rationale therefor, that is vague, confusing, insulting, or inaccurate. Nor has the Company even made an attempt to factually support its arguments. ALL of the statements in the Proposal and supporting Rationale are factually correct and relevant. The Proposal cannot be excluded under 14a-8(i)(3).

Dominion says it does not have the power to implement the Proposal even though it was implemented by another service provider in Virginia. All it has to do is ask the VSCC for permission – as it does for any program. Rule 14a-8(i)(6) has never been interpreted to mean that if there is a procedure a regulated utility must follow before implementation it is not within the power of the utility to do so. The Proposal cannot be excluded under 14a-8(i)(6).

The Proposal is focused on a significant social policy issue that transcends the ordinary business of the Company and can have significant impact on the Company's business, including significant contingent liabilities. This is not just Proponent's opinion, but is clear from the decisions of the Virginia State Corporation Commission ("VSCC"), the Supreme Court of the United States, and other Federal Courts. Further, in related shareholder proposals in the past the SEC has rejected almost identical arguments from Dominion. The Proposal cannot be excluded under 14a-8(i)(5) or (7).

The Company has not "substantially implemented" the Proposal as is clear from a decision by the VSCC itself, to which Dominion was a party. The arguments made by Dominion in support of its "substantially implemented" assertion are erroneous, supported, and unsupportable. The Proposal cannot be excluded under 14a-8(i)(10).

BACKGROUND

Prior to 2009, Dominion customers had the option of directly purchasing 100% renewable electricity from PEPCO, who took approximately 1200 customers from Dominion. For reasons that are unclear, PEPCO withdrew from the market during the pendency of a proceeding in the VSCC (PUE-2008-00044) in which Dominion alleged that a renewable energy certificate (REC) program offered by Dominion was equivalent to directly purchasing 100% renewable energy (such as the PEPCO program). The evidence presented to the VSCC by the Proponent here (who was a participant in the proceedings and presented his expert testimony) to dispute that allegation by Dominion included:

-A direct purchase renewable energy program insures that rates are not tied to fuel costs. Historical information from the PEPCO program, as well as from other programs across the country, including in Austin, Texas, have clearly demonstrated that costs for renewable energy programs go down over time, whereas fuel costs go up. In fact, in 2008, for example, Dominion obtained an 18% fuel surcharge in Virginia (which the renewable energy customers did not have to pay in 2008), at the same time that the PEPCO renewable energy program charge per kWh went down.

-A participant in a direct purchase renewable energy program knows that all of its electricity needs are provided by a renewable energy source, and what that source is (e. g. wind, small hydro, etc.). A purchaser of RECs does not necessarily get any of its needs provided by a renewable energy source, and under a program like Dominion's REC program, does not know what the source is.

-A direct purchase renewable energy program participant does not subsidize in any way energy technologies – such as coal, oil, and nuclear – that it does not agree with or desire.

-REC sales have little impact on renewable energy project development or financing (Mike Sloan, marketing director of Vestas Americas' Wind Coalition). However, direct purchase renewable energy programs result directly in the development and support of renewable energy projects.

-Often unknown to the ultimate purchaser of RECs (this is the case in a program like Dominion's) any effect the purchase of RECs would have on developing or financing renewable energy projects may be entirely geographically remote. Not just different states, but different countries.

-Allowing utilities to purchase RECs from sources outside Virginia, as the Dominion program allows, can actually stifle development of renewable energy projects in Virginia [Laura Wisland, an energy analyst for the Union of Concerned Scientists], including the jobs and other benefits that go with it, something that an REC purchaser isn't told, and doesn't know unless it is highly sophisticated.

-What is ultimately boils down to is that the purchase of RECs under a program like Dominion's is no more than a "feel good" exercise for the consumer. It is no different than the "Help EnergyShare" program offered by Dominion Virginia Power in which a customer can donate an amount of money to help poor people in Virginia pay their electricity bill. As presented to the VSCC by Proponent, an REC program and a direct purchase renewable energy program can best be analogized by "...buying certificates to plant trees in the Amazon [Dominion's REC program] compared to having a wind turbine in your back yard [Proponent's proposed direct purchase of renewable energy offering]." (bracketed material added)

After considering the presentations of Dominion, the Proponent, and others, in a decision dated November 13, 2008, available at http://www.scc.virginia.gov/case/index.aspx for PUE-2008-00044, the VSCC found that the Dominion REC program was NOT equivalent to a direct purchase renewable energy program.

Proponent's resolution deals with the significant social policy issue of reducing greenhouse gases, which is best achieved by producing electricity from renewable energy sources. The resolution is:

"**Resolution:** The shareholders request that Dominion Resources offer Virginia electric power customers the option of directly purchasing electricity generated from 100% renewable energy by 2012."

DETAILED RESPONSE

Applicable to all arguments of Dominion

Dominion has ignored Rule 14-8(g), which provides: "Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal." Dominion has not met its burden on persuasion on any issue.

In its presentation, as is typical for other past attempts by Dominion to stop other proposals dealing with renewable energy and greenhouse gas emissions, Dominion has taken a shotgun approach, presenting no facts but instead only arguments that are unsupported, specious, irrelevant, or just plain wrong. For example, Dominion filed a similar letter to the one at issue here trying to stop the Proposal of shareholder Ruth McElroy Amundsen in the 2009 Proxy materials related to production of electricity by renewable energy. In a letter dated March 9, 2009[1], the SEC refused to agree to Dominion's request for a no action letter. Other proposals opposed by Dominion

[1] At http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2009/ruthmcelroy030909-14a8.pdf

management relating to greenhouse gas issues were voted upon at the April, 2006 and the 2005 annual meetings [the April, 2006 resolution was supported by 22.5% of the company's shareholders].

There is no violation of Rule 14-8(i)(3):

Rule 14-8(i)(3) provides: "Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials."

One would think that if Dominion were charging Proponent with submitting "materially false or misleading statements" it would specifically identify – including by quotation – what the materially false or misleading statements are, especially since Dominion references Staff Legal Bulletin No. 14B (CF) (September 15, 2004) which provides "the company demonstrates objectively that a factual statement is materially false or misleading" (emphasis added).

NO objective information is provided by Dominion. Rather Dominion merely makes general, unsupported, assertions like "The supporting statement also implies that Dominion is oblivious...", "the REC-based service offering ... satisfies most of the objectives cited by the proponent..." In fact, as specifically found by the VSCC, and as demonstrated in the "Background" section above [and as more clearly set forth in the below response to the 8(i)(10) objection] the Dominion REC offering is not in any way equivalent to a real direct purchase program, and is vastly inferior to it.

While the Resolution and supporting statement did not in any way state or even "imply" that Dominion's management is "oblivious" to current views and recent developments, Dominion's letter – to the extent it actually does state the views of management – demonstrates that in fact Dominion is oblivious. To state that the REC program is equivalent to direct purchase of renewable energy is patently absurd, as proven by Proponent (even though I do not have the burden of persuasion); and to state that the pitfalls of future global warming lawsuits are "irrelevant" to the Resolution defies reality. Perhaps just like the cigarette companies in the 1960s Dominion chooses to stick its head in the sand and ignore the realities of litigation. But enlightened stockholders will see that as a totally ignorant way to approach an important social policy issue. By specifically offering a real direct purchase of renewable energy program, Dominion can demonstrate in future lawsuits that it is not sticking its head in the sand, but is actually trying to do something about global warming.

Everything stated in the Resolution and Rationale is 100% factually correct, does not impugn the character, integrity, or personal reputation of anyone, and is clearly related to the basic social policy issue of greenhouse gas reduction by renewable energy use. Therefore refusal to include the Proposal under 14-8(i)(3) is inappropriate.

There is no violation of Rule 14-8(i)(6):

Rule 14-8(i)(6) provides: "Absence of power/authority: If the company would lack the power or authority to implement the proposal."

Dominion's arguments with respect to this rule are difficult to understand. However, it appears to be arguing that it cannot implement a direct purchase of renewable energy program "without participation by the Virginia SCC", and that somehow means it does not have the authority to do so. However, the SEC has never held that just because a company is regulated so that it has to get approval for what it proposes from some regulatory agency, (i)(6) cannot be complied with. In fact for the Dominion/McElroy Amundsen Resolution in 2009 the Company made the same lame argument – that it would have had to get VSCC approval to implement it, and therefore it did not have the authority to proceed. The March 9, 2009 letter from the SEC rejected that lame argument, and held that the necessity to get VSCC approval did not result in a violation of (i)(6).

Dominion had to get approval of its REC offering too – that did not mean it did not have the authority to implement it.

PEPCO had the approval of the VSCC for the very type of direct purchase of renewable energy program sought by the Resolution. All Dominion has to do – just as PEPCO before it did – is to submit the program to the VSCC. Unless it intentionally sabotages the submission, Dominion will – just like PEPCO before it – get approval from the VSCC. In any event the mere fact that as a regulated utility Dominion has to get approval from a state agency does not mean it does not have the power or authority to implement the Proposal.

Therefore refusal to include the Proposal under 14-8(i)(6) is inappropriate.

<u>There is no violation of Rule 14-8(i)(5) or (7)</u>:

Rule 14-8(i)(5) provides: "Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business."

Rule 14-8(i)(7) provides: "Management functions: If the proposal deals with a matter relating to the company's ordinary business operations."

These rules should be considered together since highly relevant to both is the significant social policy issue of Greenhouse Gas Reduction ("GGR") through renewable energy use.

There can be no reasonable doubt that GGR is a significant social policy issue, nor that renewable energy production is the major key to GGR while still producing energy. In fact, the U. S. Supreme Court has essentially ruled as much in *Massachusetts v. EPA*, 549 U.S. 497, 508, 127 S.Ct. 1438, 1448 (2007):

> "Congress next addressed the issue in 1987, when it enacted the Global Climate Protection Act, Title XI of Pub. L. 100-204, 101 Stat. 1407, note following 15 U.S.C. § 2901. Finding that "manmade pollution--the release of carbon dioxide, chlorofluorocarbons, methane, and other trace gases into the atmosphere--may be producing a long-term and substantial increase in the average temperature on Earth," § 1102(1), 101 Stat. 1408, Congress directed EPA to propose to Congress a "coordinated national policy on global climate change," § 1103(b), and ordered the Secretary of State to work "through the channels of multilateral diplomacy" and coordinate diplomatic efforts to combat global warming, § 1103(c)."

This has been the implicit or explicit holding of every Federal Court that has addressed it, including *Native Village of Kivalina v. Exxonmobil Corp.*, 663 F.Supp.2d 863, 870 (N.D. Cal., 2009), presently on appeal to the 9th Circuit Court of Appeals.

Rule 14a-8(i)(7), the ordinary business exclusion, is based on the principle that particular decisions are best left to corporate management if they are in a better position than shareholders to make day-to-day decisions. However, when a company encounters issues of significant social policy importance, management is NOT in a better position than shareholders to evaluate how the company should proceed. When social policy issues are involved the shareholders have an appropriate and legitimate role to play. Therefore, under the ordinary business exclusion, management's role must yield to the rights of shareholders to give their opinion on such issues.

The purpose of Rule 14a-8 "is to provide and regulate a channel of communication among shareholders and public companies." Exchange Act Release No. 34-40018 (May 21, 1998). "The SEC continues to implement Congress' goals by providing shareholders with the right to communicate with other shareholders and with management through the dissemination of proxy material on matters of broad social import such as plant closings, tobacco production, cigarette advertising and executive compensation." *Amalgamated Clothing and Textile Workers Union v. Wal-Mart Stores, Inc.*, 821 F. Supp. 877 (S.D.N.Y. 1993). "In so far as the shareholder has contributed an asset of value to the corporate venture, in so far as he has handed over his goods and property and money for use and increase, he has not only the clear right, but more to the point, perhaps, he has the stringent duty to exercise control over that asset for which he must keep care, guard, guide, and in general be held seriously responsible. As much as one may surrender the immediate disposition of (his) goods, he can never shirk a supervisory and secondary duty (not just a right) to make sure these goods are used justly, morally and beneficially." *Medical Committee for Human Rights v. SEC*, 432 F. 2d. 659, 680-681 (D. C. Cir. 1970), *vacated and dismissed as moot*, 404 U.S. 402 (1972).

As explained in *Roosevelt v. E.I. DuPont de Nemours & Company*, 958 F. 2d 416, 426 (D. C. Cir. 1992) a proposal may not be excluded if it has "significant policy, economic or other implications". Interpreting that standard, the court spoke of actions which are "extraordinary, i.e., one involving 'fundamental business strategy' or 'long term goals.'" *Id.* at 427. Dominion's argument that the Proposal involves some aspect of day-to-day business operations is irrelevant. All proposals involve some day-to-day business matter. Rather, "the proposal may be excluded only after the proposal is also found to raise no substantial policy consideration." *Id.*

Further clarity is provided by the Exchange Act Release No. 34-40018 (May 21, 1998), which provides that "Ordinary Business" determinations would hinge on two factors: 1) Subject Matter of the Proposal: "Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as hiring, promotion, and termination of employees, decisions on the production quality and quantity, and the retention of suppliers. [2)] However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote" (bracketed material added).

In fact, the SEC decisions not only in the Dominion/McElroy Amundsen letter of March 9, 2009, but also in the cases mentioned in the first full paragraph on page 9 of Dominion's letter, clearly and unequivocally demonstrate that reduction of global warming gases by enhancing renewable energy production is clearly a social policy issue, and proposals relating thereto cannot properly be excluded under 8(i)(7).

The same social policy issue controls the evaluation of 8(i)(5).

The cases cited in the paragraph bridging pages 7 and 8 of Dominion's letter, as well as the first cited case in the first full paragraph of page 8, clearly demonstrate that (i)(5) cannot be a justification to preclude the Proposal here. GGR by implementing a direct purchase of renewable energy program has a <u>direct</u> bearing on the major business of the Company – energy production.

Dominion makes the statement in the 2nd full paragraph of page 8 that the Proposal, which relates to renewable energy, is not about the policy issue of reducing greenhouse gas emissions. However, that is contrary to its position in PUE-2008-00044, and is specifically contrary to what Dominion tells its customers. In the Fall, 2010 "Green Power Report"[2] which relates to Dominion's REC program, Dominion says: "The renewable energy supported by Green Power participants also makes a big difference for the environment; for every typical customer that enrolls in the 100% Option, <u>8.5 tons of carbon dioxide emissions are avoided</u>" (emphasis added). Of course it is undisputable that CO_2 is the major greenhouse gas (recognized in *Massachusetts v EPA, supra*).

While the social policy consideration alone clearly demonstrates that the Proposal is appropriate, Dominion's other arguments with respect to "less than 5%" are inappropriate. The Proposal relates to direct energy generation, which is substantially ALL of Dominion's business. Relating the renewable energy component of the REC program to the 5% limit is totally inappropriate since it is not the REC program that the Proposal relates to. In fact, excluding nuclear (which is specifically provided for under Virginia law) Dominion already produces 4% of the energy it provides in Virginia from renewable sources[3], not even considering the REC program, with plans to shortly increase that to 7%. Therefore, the direct purchase of renewable energy Proposal clearly already likely fulfills the 5% requirement even if somehow that requirement is limited to renewable energy rather than the total actual business of the Company.

Therefore, there is no proper basis for exclusion of the Proposal based upon either 14-8(i)(5) or (7).

<u>There is no violation of Rule 14-8(i)(10)</u>:

Rule 14-8(i)(10) provides: "Substantially implemented: If the company has already substantially implemented the proposal."

Dominion's arguments with respect to this rule can only be considered frivolous in view of the VSCC's decision in PUE-2008-00044. In the "Background" section above, Proponent has unequivocally demonstrated that the Dominion REC program is not in any way a "substantial implementation" of a direct purchase of renewable energy, and in fact is vastly inferior to direct purchase. Out of an abundance of caution, however,

---

[2] At http://www.dom.com/dominion-virginia-power/customer-service/energy-conservation/pdf/dvp-gp-fall-2010.pdf

[3] See http://www.dom.com/about/environment/report/renewable-energy-and-green-power.jsp

Proponent will address some of the erroneous arguments made by Dominion with respect to (i)(10).

There is little environmental benefit to Dominion's REC program. In rarely results in the production of more renewable energy, and certainly not in Dominion's service area, since Dominion can purchase the RECs from Alaska, Canada, or elsewhere.

The allegation that approval by a certifying agency such as Green-e somehow indicates the validity of an REC program is misleading. Green-e does not certify that the Dominion REC Program is in any way worthwhile, just that it fulfills Green-e's criteria. Even if Green-e did assert that its certification meant that it was worthwhile (which it does not) there would be no reason to accept Green-e's assertion. Green-e's business is based upon RECs being bought and sold; without RECs Green-e is essentially not in business, therefore its interest is in glamorizing RECs. To accept that any Green-e action indicates worth of an REC program would be like accepting the word of the American Automobile Manufacturing Association about the worth of cars – its interest negates any possible objectivity.

The allegations on page 10 of Dominion's letter describing Bundled and Unbundled RECs has no relevance to Proponent's proposal. Direct purchase of renewable energy – as set forth in the resolution – does <u>not relate to RECs at all</u>. It relates to actual, known (including type, such as wind, small hydro, etc.), production facilities. Therefore reference to any materials discussing bundled vs. unbundled REC purchases are irrelevant to (i)(10). This includes the out-of-context quote from page 10 of the Guide To Green Power, quoted in the middle of page 10 of Dominion's letter. The quote given by Dominion is preceded in the "Guide" by: "RECs may be sold 'bundled'—paired by the electric service provider with grid electricity delivered to the buyer—or 'unbundled' from electricity as a stand-alone product and paired by the buyer with its grid electricity purchase." It is only in that context that the statement has any validity, which is irrelevant here.[4]

Dominion also suggests that the fact that there were only 1200 PEPCO direct purchase customers, but there are more than 12,000[5] REC customers, is somehow relevant.[6] This is totally misleading for two reasons. 1) PEPCO never did anything substantial to market its program, and it was in the service area otherwise exclusively controlled by Dominion. 2) The Dominion REC program allows participants to purchase RECs without any relationship to the amount of electricity use. One can purchase RECs in any $2 fixed increment[7]. Dominion does not say (although it had the burden of persuasion) how many customers use this option, and purchase as little as $2 or $4 per month, but if a significant number do, then Dominion's program is not nearly as successful as PEPCO's despite the fact that Dominion aggressively markets the program, and it is in its exclusive service area.

Therefore refusal to include the Proposal under 14-8(i)(10) is inappropriate.

---

[4] The quote also assumes that what the renewable energy source (e. g. wind) is, and where it is produced (e. g. Canada as opposed to Virginia) is irrelevant, when it clearly is relevant.
[5] On December 28, 2010, Dominion's website said 11,625 as of November 1, 2010.
[6] For some reason this is on page 6 of Dominion's letter rather than in the (i)(10) section.
[7] On Dominion's website under "VA Green Power" and "Block Option". Also specifically referenced in the VSCC's decision in PUE-2008-00044.

CONCLUSION

In conclusion, there is no appropriate basis for a no action letter relating to Proponent's Proposal, and none should be issued.

If there are any questions please contact the undersigned.

Respectfully submitted,

Robert A. Vanderhye

*** FISMA & OMB Memorandum M-07-16 ***

cc: Sharon L. Burr
Deputy General Counsel
Dominion Resources Services, Inc.
120 Tredegar St.
Richmond, VA 23219



Sharon L. Burr
Deputy General Counsel

Dominion Resources Services, Inc.
120 Tredegar Street, Richmond, VA 23219
Phone: 804-819-2171, Fax: 804-819-2202
E-mail: Sharon.L.Burr@dom.com

Mailing Address: P.O. Box 26532
Richmond, VA 23261

December 23, 2010

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

By electronic transmission to shareholderproposals@sec.gov

Re: Dominion Resources, Inc.; Omission of Shareholder Proposal Under
SEC Rule 14a-8; Proposal of Mr. Robert A. Vanderhye

Ladies and Gentlemen:

This letter respectfully requests that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC") advise Dominion Resources, Inc., a Virginia corporation ("Dominion" or the "Company"), that it will not recommend any enforcement action to the SEC if Dominion omits from its proxy statement and proxy to be filed and distributed in connection with its 2011 annual meeting of shareholders (collectively, the "Proxy Materials") a proposal dated November 22, 2010 (the "Proposal") from Mr. Robert A. Vanderhye ("Mr. Vanderhye" or the "Proponent").

In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), Dominion is submitting electronically:

- this letter, which outlines Dominion's reasons for excluding the Proposal from the Proxy Materials,

- the Proponent's letter to Dominion dated November 22, 2010, attaching the Proposal, attached as Exhibit A to this letter;

- Dominion's letter to the Proponent dated December 1, 2010, which was sent by overnight mail (including the receipt confirming overnight delivery dated December 2, 2010), attaching Rule 14a-8 and notifying the Proponent of perceived eligibility and procedural deficiencies, attached as Exhibit B to this letter;

- a facsimile transmission dated December 9, 2010, from TDAmeritrade, which was received by Dominion on December 13, 2010 regarding the Proponent's ownership of Dominion's common stock, attached as Exhibit C to this letter;

- Dominion's letter to the Proponent dated December 14, 2010, which was sent by overnight mail (including the receipt confirming overnight delivery dated December 15, 2010), attaching Rule 14a-8 and notifying the Proponent of perceived continuing eligibility and procedural deficiencies, attached as Exhibit D to this letter; and

- a facsimile transmission dated December 15, 2010, from TDAmeritrade, which was received by Dominion on December 15, 2010 containing further information regarding the Proponent's ownership of Dominion's common stock, attached as Exhibit E to this letter.

A copy of this letter is simultaneously being sent by overnight mail to Mr. Vanderhye. The Company anticipates that its Proxy Materials will be printed and available for mailing on or about March 24, 2011. We respectfully request that the Staff, to the extent possible, advise the Company with respect to the Proposal consistent with this timing.

The Company agrees to forward promptly to Mr. Vanderhye any response from the Staff to this no-action request that the Staff transmits by e-mail or facsimile to the Company only.

I. THE PROPOSAL

The Proposal reads as follows:

> Resolution: The shareholders request that Dominion Resources offer Virginia electric power customers the option of directly purchasing electricity generated from 100% renewable energy by 2012.

Mr. Vanderhye submitted the Proposal by letter dated November 22, 2010 (see Exhibit A).

II. BASES FOR EXCLUDING THE PROPOSAL

The Company believes that the Proposal may be properly excluded from the Proxy Materials under Rule 14a-8(i)(7) because the Proposal deals with matters relating to the ordinary business operations of the Company.

The Company believes that the Proposal may be properly excluded from the Proxy Materials under Rule 14a-8(i)(5) because the Proposal deals with matters relating to less than 5 percent of total assets, net earnings or gross sales, and is not otherwise significantly related to the Company's business.

The Company further believes that the Proposal may be properly excluded from the Proxy Materials under Rule 14a-8(i)(10) because the subject matter of the Proposal has been substantially implemented by the Company.

The Company believes the Proposal may be properly excluded from the Proxy Materials under Rule14a-8(i)(3) because the supporting statement violates the proxy rules which prohibit materially vague and misleading statements.

Finally, the Company believes the Proposal may be properly excluded from the Proxy Materials under Rule 14a-8(i)(6) because the Company lacks the power or authority to implement the Proposal without participation on the part of the Virginia State Corporation Commission ("Virginia SCC").

III. GROUNDS FOR ORDINARY BUSINESS EXCLUSION

A. Introduction

Rule 14a-8(i)(7) permits a company to omit from its proxy materials a shareholder proposal that relates to the company's "ordinary business operations." According to the SEC release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but instead the term "is rooted in the corporate law concept of providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the SEC stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting," and identified two "central considerations" for the ordinary business exclusion. The first was that certain tasks were "so fundamental to management's ability to run a company on a day-to-day basis" that they could not be subject to direct shareholder oversight. The second consideration related to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

Dominion, headquartered in Richmond, Virginia, is one of the nation's largest producers and transporters of energy. Dominion's operations are conducted through various subsidiaries, including Virginia Electric and Power Company ("Virginia Power"), a regulated public utility that generates, transmits and distributes electricity for sale in Virginia and northeastern North Carolina.

B. The Proposal may be excluded from the Proxy Materials under Rule 14a-8(i)(7) because it relates to the Company's ordinary business transactions with customers.

The Proposal asks the Company to provide a specific service offering to the energy customers of Virginia Power, namely "the option of purchasing electricity generated from 100% renewable energy." Decisions to provide specific service offerings to customers, including those that respond to customer interest in supporting renewable energy, are part of the Company's day-to-day ordinary business operations.

Currently Virginia Power offers Green Power, a renewable energy certificate ("REC") based program, to its customers. This program is available to Virginia residential, commercial and industrial customers and gives them the option of supporting the purchase of renewable energy through their monthly electric bills. Customers can now direct Virginia Power to purchase certified renewable energy certificates which help increase the production and development of renewable energy produced by wind, solar, biomass or hydropower in the regional power pool and add the cost to their monthly charges.

Mr. Vanderhye's Proposal is requesting what is referred to as a REC "bundled" renewable energy product where the utility purchases both a renewable energy certificate and purchased power from a renewable generator. Virginia Power's decision to offer its Green Power program followed a thorough review of both the bundled option and the REC-based product option. Based on this review, the Company determined that offering the bundled product would result in few, if any, additional benefits from the perspectives of the environment or its customers. However, the Company did see that a bundled program would be accompanied by a number of negative outcomes: increased economic risk to its customers and shareholders, decreased flexibility for Dominion to support new projects, and a complex program for administration by its Virginia regulator, the Virginia SCC, and its billing system.

Dominion considered different program scenarios and concluded a REC-based rather than bundled product was ideal for the following reasons:

- Customers do not receive the actual "green" electrons in a bundled scenario.
- A bundled REC and electricity product provides no additional value to customers or the environment and is not viewed as a superior product by Green-e Energy, the U.S. Department of Energy, or the EPA's Green Power Partnership. A bundled REC and electricity option would have a higher retail price than a REC-based product. Current program design provides increased sourcing flexibility, lower costs, lower risks and more diversity in renewable energy projects supported.
- The purpose of any green pricing program is to expand the market for renewable energy, which is achieved by the additional income the generator receives from the REC mechanism, whether or not the electricity is purchased with the REC.

- Offering a bundled REC and electricity product would increase the complexity of program implementation and require development of a rate structure to accommodate fuel charge reductions along with a true-up mechanism to ensure that green power purchases by the customer are balanced by renewable electricity purchases by the utility.
- Dominion's program meets the strict environmental and consumer protection standards outlined by the Center for Resource Solutions and its Green-e™ Energy certification and as such, represents the use of best practices.
- The vast majority of green pricing programs in the country today are based on RECs, including 8 of the top 10 programs in the country. In fact, one of the largest programs in the country, Xcel Energy's Windsource Program, switched from a bundled product to a RECs product in 2010 specifically because of the challenges described above.

The Staff has agreed that decisions regarding the provision of particular products and services to particular types of customers involve day-to-day business operations. Recently the Staff has concurred that a proposal requesting the adoption of policies to bar the financing of companies engaged in mountaintop removal coal mining could be excluded because it dealt with ordinary business operations. See *JPMorgan Chase & Co.* (March 12, 2010) ("*JPMorgan*"); *Bank of America Corporation* (February 24, 2010) ("*Bank of America*"). Both companies received similar proposals which requested, among other things, the companies to assess the adoption of a policy barring financing to a specific group of companies. Each argued that the proposals related to their ordinary, day-to-day business operations — the particular financial products and services they offer. The Staff stated that proposals concerning customer relations or the sale of particular services are generally excludable under Rule 14a-8(i)(7).

Further precedent for exclusion is contained in the Staff's response to *Lowe's Companies, Inc.* (February 1, 2008) ("*Lowe's*"). The *Lowe's* proposal asked the company to end its sale of a particular product (glue traps) that the proponent believed raised issues of social and public policy. The Staff concurred that there was a basis for exclusion under Rule 14a-8(i)(7) as the proposal relates to "Lowe's ordinary business operations (*i.e.*, the sale of a particular product)."

Like the *JPMorgan*, *Bank of America* and *Lowe's* proposals, the Proposal deals with a decision on the part of the Company whether to provide a particular service offering to its customers and like those precedents, there is merely a tangential relationship between the Proposal and a social issue. In our view, the outcome of those precedents should be followed here and the Company should be allowed to exclude the Proposal from the Proxy Materials under Rule 14a-8(i)(7) because it deals with the day-to-day operations of the Company.

C. The Proposal may be excluded from the Proxy Materials under Rule 14a-8(i)(7) because it seeks to "micro-manage" the Company.

As expressly stated in the 1998 Release and most state corporate laws, a company's management and the board of directors are best situated to resolve ordinary business problems and decisions. Likewise, proposals which potentially provide shareholders with the ability to second-guess management's decisions regarding ordinary business issues constitute an attempt to micro-manage the Company and interfere with the day-to-day conduct of ordinary business operations.

The Staff has consistently permitted the exclusion of proposals whose subject matter relates to the products sold at retail pursuant to Rule 14a-8(i)(7). See, *e.g., Wal-Mart Stores, Inc.* (March 26, 2010) (proposal requiring all products and services offered for sale in U.S. Wal-Mart stores be manufactured or produced in America); *The Proctor & Gamble Company* (July 15, 2009) (proposal regarding encouragement of consumers and grocery suppliers to stock certain types of low carbohydrate pet food); *Lowe's Companies, Inc.* (February 1, 2008) (proposal encouraging Lowe's to end the sale of glue traps); *Marriott International, Inc.* (February 13.2004) (proposal prohibiting the sale of specified material at properties owned and managed by Marriott); *Johnson & Johnson* (February 7, 2003) (proposal regarding the sale and advertising of particular products); *Wal-Mart Stores, Inc.* (March 9, 2001) (proposal prohibiting the sale of handguns and their accompanying ammunition); and *Albertson's, Inc.* (March 18, 1999) (proposal prohibiting the sale and promotion of tobacco products). The general policy underlying the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *Release No. 34-40018* (May 21, 1998).

As previously noted, Dominion serves millions of electric utility customers, both in Virginia and elsewhere. It is extremely aware of the interests of consumers and others in renewable energy and is actively engaged in meeting renewable portfolio standards of its own. It has devoted significant time and attention, including participation in a proceeding before the Virginia SCC, to the development of its Green Power program, which has attracted more than 12,000 customers in its first two years of operation versus the
1,200 that the Proponent has indicated have opted into the PEPCO bundled program.

As with the proposals cited above, the Proposal addresses Dominion's customer service/product offerings and customer relationships. Providing a REC-based "green" offering, or a bundled offering, is no different from other product and service offering decisions and is appropriately left to management. Therefore, the Proposal should be excluded from the Proxy Materials as it seeks to micro-manage the Company.

D. Regardless of whether the Proposal touches on a significant policy issue, the Proposal is excludable as relating to ordinary business matters.

Staff Legal Bulletin No. 14E (CF) (October 27, 2009) provides that proposals generally will not be excludable if the underlying subject matter transcends the day-to-day business of the company and raises policy issues so significant that it would be appropriate for a shareholder vote. The Company does not believe the Proposal deals with a significant policy issue of the type that is excluded from the scope of Rule 14a-8(i)(7).

The Staff has found that some recent environmental proposals do transcend ordinary business operations. See *Exxon Mobil Corp.* (March 23, 2007) (adopt quantitative goals for reducing greenhouse gas emissions); *Exxon Mobil Corp.* (March 12, 2007) (request for policy to increase renewable energy sources globally and with the goal of achieving between 15% and 25% of its energy sourcing between 2015 and 2025); *General Electric Co.* (January 31, 2007) (report on global warming). However, the Proposal does not involve any of these issues, but focuses on the business issue of how the Company may best respond to customer interest in supporting renewable energy. The fact that the Proposal has some connection to issues that are of social significance should not lead to the conclusion that it must automatically be included in the Proxy Materials.
It is important to note that the mere fact that a proposal has a relationship to a social policy issue does not mean that Rule 14a-8(i)(7) does not apply.

As discussed above, the Staff has recently allowed proposals requesting companies to adopt a policy to bar the financing of particular types of customers to be excluded even though the proposals were tied to an arguably significant environmental policy issue (mountaintop removal coal mining). The Staff stated that the proposals addressed matters beyond the environmental impact of companies' project finance decisions, such as decisions to extend credit or provide other financial services to particular types of customers. See *JPMorgan* and *Bank of America*.

Since the focus of the Proposal is an ordinary business operation of the Company (service offerings to customers), and merely has a tangential relationship to a significant policy issue, it may be excluded from the Proxy Materials under Rule 14a-8(i)(7).

IV. GROUNDS FOR "LESS THAN 5%" EXCLUSION

Rule 14a-8(i)(5) permits the exclusion of a shareholder proposal that relates to operations which account for less than 5 percent of a company's (i) total assets at the end of its most recent fiscal year, (ii) net earnings for the most recent fiscal year, and (iii) gross sales for the most recent fiscal year, and that is not otherwise significantly related to the company's business. In the past fiscal year, gross sales from Virginia Power's Green Power program accounted for far less than 5 percent of Dominion's overall sales. An even smaller proportion of Dominion's net earnings were attributable to these service offerings. The percentage of total assets relating to the Green Power offering is still smaller. As is evident from the information set forth above, the Company's operations relating to this service offering substantially fail to meet the 5 percent thresholds of Rule 14a-8(i)(5). The only question remaining is whether these operations are "otherwise significantly related to the company's business."

The Staff has recognized that "certain proposals, while relating to only a small portion of the issuer's operations, raise policy issues of significance to the issuer's business." *SEC Release No 34-19135* (October 14, 1982). This can occur where a particular corporate policy "may have a significant impact on other portions of the issuer's business or subject the issuer to significant contingent liabilities." *Id.* At this time Virginia Power's Green Power service offering has not had a significant impact on Dominion's other service offerings, and could not reasonably be expected to "subject the company to significant contingent liabilities." In fact, the bundled REC program that Mr. Vanderhye's Proposal supports is the one that exposes the Company to contingent liabilities in that it would require Virginia Power to contract to purchase power from renewable generators without knowing its ability to attract customers to purchase the corresponding bundled service offering or to purchase it at an appropriate price.

Even if a proposal raises a policy issue, the policy must be more than ethically or socially "significant in the abstract." It must have a "meaningful relationship to the business" of the company in question. See *Lovenheim v. Iroquois Brands, Ltd.*, 618 F. Supp. 554, 561 at note 16 (D.D.C. 1985) (in which a proposal relating to the mistreatment of animals, namely the procedure used to feed geese for the production of *pate de foie gras* was "otherwise significantly related" and thus was not excludable). The Staff has in numerous instances recognized that, although a proposal may have had social or ethical implications, the relationship between the company's operations and those implications were so slight or were of such minimal impact that the proposal did not meet the requirements of Rule 14a-8(i)(5). See, *e.g.*, *Hewlett-Packard (Reik)* (January 7, 2003) (in which the Staff allowed the exclusion of a proposal which sought to require the relocation or closure of Hewlett-Packard's offices in Israel due to Israel's alleged violation of numerous United Nations Resolutions and human rights violations); and *American Stores Co.* (March 25, 1994) (sale of tobacco products by one of nation's major food and drug retailers was "not otherwise significantly related to" its business).

This Proposal is not about the policy issue of reducing greenhouse gas emissions, rather it seeks to bind the Company to a specific method by which to offer renewable generation products to its customers.. It fails to recognize that Virginia Power's Green Power program already offers a very similar benefit as far as promoting renewable generation is concerned. The Proponent desires to have Virginia Power offer a specific service from the available choices to respond to customer interest in supporting renewable energy, a business decision that is being disguised as a policy concern.

Dominion believes that the actions requested by the Proponent are not otherwise significantly related to the Company's business. The Company has concluded that the sales from Virginia Power's Green Power service offering do not affect its other operations and are not otherwise material or significant to the Company's results of operation. Consequently, the Company has concluded that it may exclude the Proposal from the 2011 Proxy Materials under Rule 14a-8(i)(5).

V. GROUNDS FOR SUBSTANTIALLY IMPLEMENTED EXCLUSION

A. Background

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. The SEC stated in 1976 that the predecessor to Rule 14a-8(i)(10) "was designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management ..." *SEC Release No. 12598* (July 7, 1976). In the 1983 Amendments to the proxy rules, the SEC stated that:

> In the past, the staff has permitted the exclusion of proposals under Rule 14a-8(c)(10) [the predecessor provision to Rule 14a-8(i)(10)] only in those cases where the action requested by the proposal has been fully effected. The Commission proposed an interpretive change to permit the omission of proposals that have been "substantially implemented by the issuer." While the new interpretive position will add more subjectivity to the application of the provision, the Commission has determined that the previous formalistic application of this provision defeated its own purpose. *Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, SEC Release No. 20091* (August 16, 1983).

This position was reaffirmed in the 1998 amendments to the proxy rules that implemented the current Rule 14a-8(i)(10), confirming that a proposal need not be "fully effected" by the company in order to be excluded as substantially implemented. *See Amendments to Rules on Shareholders Proposals, SEC Release No. 40018 at n.30 and accompanying text* (May 21, 1988).

When a company can demonstrate that it has already taken actions to address each element of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded. The Staff has maintained that "a determination that the [c]ompany has substantially implemented the proposal depends upon whether [the company's] particular policies, practices, and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (March 28, 1991). Therefore, substantial implementation is evaluated according to whether the actions of the company satisfactorily address the "essential objective" of the proposal. *See, e.g., Anheuser-Busch Cos., Inc.* (January 17, 2007); *ConAgra Foods, Inc.* (July 3, 2006); *Johnson & Johnson* (February 17, 2006); *Exxon Mobil Corporation* (March 18, 2004); *Xcel Energy, Inc.* (February 17, 2004); *The Talbots, Inc.* (April 5, 2002); *Masco, Corp.* (March 29, 1999). *See also Caterpillar, Inc.* (March 11, 2008); *The Dow Chemical Co.* (March 5, 2008); *Wal-Mart Stores, Inc.* (March 30, 2010).

The Company believes that it may exclude the Proposal because, as discussed below, the Virginia Power Green Power service offering satisfactorily addresses the essential objectives of the Proposal – to respond to customer interest in supporting renewable energy. Moreover, the Proponent has had ample opportunity to hear about the Company's basis for the selection of a REC-based versus bundled renewables service offering in the Virginia SCC proceeding involving Green Power.

B. Virginia Power's Green Power service offering equates to substantial implementation of the Proposal.

In terms of environmental benefit, there is little difference between a bundled product, which the Proponent is promoting, and an unbundled product like Virginia Power's Green Power program.

- Bundled: RECs are purchased by the utility along with the electricity from renewable generators in an amount equivalent to customer purchases of green power.

    - Buyer does not receive the actual "green" electrons as the electricity simply follows the path of least resistance through the electrical grid. Although the buyer is paying more to purchase both the REC and associated electrons, the buyer continues to receive the same grid electricity as a non-participant in this type of program. The value is in the REC, which provides an additional revenue stream to the renewable generator which in turn helps expand the market for renewable energy. Purchase of the associated electrons does not enhance that benefit. However, purchase of the electricity combined with the REC allows the utility to take credit for the purchase of the renewable energy within the regional transmission grid.

- Unbundled: RECs are purchased by the utility as a stand-alone product

    - "RECs combined with plain grid electricity are functionally equivalent to green power purchases from a local utility, no matter where the REC may be sourced. Purchasers of RECs may make claims about their purchase of green power similar to purchasers of renewable electricity products" *(Guide to Purchasing Green Power, Department of Energy, EPA, World Resource Institute, Center for Resource Solutions – March 2010)*

The Green Power program responds to customer interest in supporting renewable energy. Dominion considered market acceptance, simplicity of program implementation and affordability of RECs when designing the Green Power program and concluded their use represented best practice for a green pricing program. Using RECs as the basis for a green power program provided a very cost-effective, outsourced structure which minimized risk and burden to the Company and was based on a commodity that was widely recognized in the industry and traceable from origin to retirement. In order to ensure credibility, transparency and third-party audit and review of the program, Virginia Power's Green Power program was designed to meet the strict environmental and consumer protection standards outlined by the Center for Resource Solutions and its Green-e™ Energy certification. Green-e certification is regarded as a very stringent level of certification.

Because the Virginia Power Green Power service offering satisfactorily addresses the essential objectives of the Proposal - to respond to customer interest in supporting renewable energy - the Company believes that it may exclude the Proposal.

VI. GROUNDS FOR VAGUE AND MISLEADING EXCLUSION

Rule 14a-8(i)(3) provides that a proposal may be omitted if it is "contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff has permitted the exclusion of certain portions of stockholder proposals and supporting statements from proxy materials when such proposals and supporting statements contained false or misleading statements or omitted material facts necessary to make statements made therein not false or misleading. See *PetSmart, Inc.* (April 12, 2010); *Farmer Bros. Co.* (November 28, 2003); *Monsanto Co.* (November 26, 2003); *Sysco Corp.* (August 12, 2003); *Siebel Sys., Inc.* (avail Apr. 15, 2003).

Specifically, Staff Legal Bulletin No. 14B (CF) (September 15, 2004) ("SLB 14B") contains the Staff's amplification on the exclusion available for false or misleading statements in shareholder proposals. Section (B)(4) of SLB 14B outlines situations where the Staff believes that modification or exclusion may be consistent with its intended application of Rule 14a-8(i)(3), several of which are relevant to the exclusion of the Proposal:

- statements directly or indirectly impugn character, integrity, or personal reputation, or directly or indirectly make charges concerning improper, illegal, or immoral conduct or association, without factual foundation;

- the company demonstrates objectively that a factual statement is materially false or misleading;

- the resolution is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires; or

- substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal, such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which she is being asked to vote.

The Proponent's supporting statement is very confusing and substantial portions of it are irrelevant to the matter on which shareholders are being asked to vote. It is also materially misleading because it is far from clear from the information provided by the Proponent that Virginia Power's customers are in fact offered the opportunity to purchase a REC-based service offering and that the offered Green Power program satisfies most of the objectives cited by the Proponent in the supporting statement. The supporting statement also implies that Dominion is oblivious to current views and recent developments with respect to fossil fuel-based generation, greenhouse gas emissions or renewable energy. Such assertions impugn the character and reputation of Dominion and its management and are clearly false and misleading. References to the pitfalls of future global warming lawsuits are completely irrelevant to a proposal aimed at causing Dominion to add a bundled renewable energy product to its service offerings. Whether or not Dominion makes these service offerings is not going to increase or decrease the chances of litigation that is not based in any way on these offering.

Because of the misleading and irrelevant statements in the supporting statement, a reasonable shareholder would be uncertain as to the matter on which he or she is being asked to vote. Are shareholders being asked to express an opinion on environmental stewardship, avoiding lawsuits or on the narrow question of which choice Dominion should offer to those customers who have an interest in supporting renewable energy?

The Staff has on numerous occasions concurred that a shareholder proposal was sufficiently misleading so as to justify exclusion where a company and its shareholders reading the proposal and supporting statements together as a whole might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (March 12, 1991).

Based on the aspects of the Proposal and the supporting statement discussed above, Dominion should be permitted exclude the Proposal from the Proxy Materials under Rule14a-8(i)(3) because the supporting statement violates the proxy rules which prohibit materially vague and misleading statements.

VII. GROUNDS FOR ABSENCE OF POWER OR AUTHORITY EXCLUSION

Under Rule 14a-8(i)(6), a proposal may be omitted if the company would lack the power or authority to implement the proposal. In Staff Legal Bulletin No. 14, the Staff warns proponents that their proposals must be within the power of the registrant to implement. In this case, the Proponent wishes the Company to add a bundled renewable product offering and to do so in a manner that forecloses competition in the renewable energy arena in Virginia Power's service territory in Virginia. This cannot be done by the Company without participation by the Virginia SCC.

The Virginia Power Green Power program, and the tariff through which it is implemented and offered to customers -- Rider G -- has been approved by the Virginia SCC (VSCC Case No. PUE 2008-00044, Order Approving Tariff, December 3, 2008), in a proceeding in which Mr. Vanderhye was an intervening party and a full participant. When the Company presented its Green Power program and Rider G for Virginia SCC approval, the Virginia SCC indicated that additional specific requirements under Rider G such as Mr. Vanderhye's proposal for specific types of renewable options (*e.g.*, 100% solar or 100% wind), could be considered by the Virginia SCC only after the Company, Staff and customers gain experience with the existing services provided under Rider G, but that the Virginia SCC would not require such specific requirements or modifications as sought by Mr. Vanderhye as part of its initial approval of Rider G. Since the Proposal would presumably be offered as part of Rider G or would function as an additional specific requirement under or modification of Rider G, it would require the participation and/or approval of the Virginia SCC, and future offerings to expand Rider G would require Virginia SCC action.

This situation is very similar to the one presented in *American Home Products Corp.* (February 3, 1997). In that case, the proponents requested that advertising and literature associated with the company's product incorporate certain warnings. The Staff took a no-action position stating that the proposal was excludable from the company's proxy materials under former Rule 14a-8(c)(6) because it would be beyond the company's power to lawfully effectuate the proposal as the company was not "free to add statements to its products labeling without regulatory approval or to add precautionary language to its advertisements beyond those approved for the product labeling." The Staff similarly took a no-action position in *Alza Corporation* (February 12, 1997). In that case, the proponent requested that the company change the content of its product advertising and literature to address specific warnings related to its product. In that instance, the Staff permitted the company to omit the proposal under former Rule 14a-8(c)(6) because the company did not have the unilateral authority to change the content of its product advertising and literature without the involvement and approval of the U.S. Food and Drug Administration and thus did not have the power to effectuate the proposal as requested by the proponent. The Proposal contemplated here cannot be effectively distinguished. The Company does not have the unilateral power to implement the policies the Proponent advocates the Company undertake because, just as in *American Home Products Corp.* and *Alza Corporation*, specific governmental authorization is required.

In view of the foregoing, the Company has concluded that the Proposal may be excluded in reliance on Rule 14a-8(i)(6), as the Proposal is one that the Company does not have the authority to implement.

VIII. CONCLUSION

For the reasons stated above, we believe that the Proposal should be properly excluded from the Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding the subject. Please do not hesitate to call me at 804-819-2171 if we may be of further assistance in this matter.

Sincerely,



Sharon L. Burr
Deputy General Counsel
Dominion Resources Services, Inc.

cc: Ms. Carter M. Reid
Ms. Karen Dogget
Mr. Robert A. Vanderhye

EXHIBIT A

November 22, 2010

Corporate Secretary
Dominion Resources, Inc.
120 Tredegar St.
Richmond, VA 23219

RE: Shareholder Resolution for Presentation at Annual Meeting

Corporate Secretary:

I am the beneficial owner of 742 shares of Dominion Resources stock, worth more than $2,000, I have owned the shares for more than a year as of today's date, and I intend to continue to hold the shares through the date of the annual meeting.

Enclosed is the Shareholder Resolution I request to have included in the proxy for the 2011 annual shareholder meeting, which Resolution has fewer than 500 words.

Sincerely,



Robert A. Vanderhye

*** FISMA & OMB Memorandum M-07-16 ***


RECEIVED
NOV 23 2010
By

Resolution: The shareholders request that Dominion Resources offer Virginia electric power customers the option of directly purchasing electricity generated from 100% renewable energy by 2012.

Rationale: Prior to 2009, Dominion customers had the option of purchasing 100% renewable electricity from PEPCO, who took approximately 1200 customers from Dominion. No such supplier is in that market now.

A decision by the SCC (PUE-2008-00044) determined that the renewable energy certificate program offered by Dominion is not equivalent to the PEPCO 100% renewable energy program. Therefore under Virginia law (§56-577.A.5) any other supplier of 100% renewable energy can come into Dominion's territory and offer those services.

Virginia law also provides that if Dominion offers a 100% renewable energy option then no other supplier can compete in Dominion's territory (§56-577.A.5). Therefore it is to the economic advantage of the Stockholders that Dominion offer that service. Not only would this forestall possible competition, but it can be highly profitable to Dominion. When PEPCO offered its 100% renewable energy service it charged 13.25¢/kWh for generation alone; this compared to a generation charge of about 6.5¢/kWh for Dominion's residential customers. Thus, there is the possibility of Dominion obtaining a premium from 100% renewable energy customers, contributing to Dominion's profitability, and thus benefiting the Shareholders.

Not only would the offering of a 100% renewable energy program be economically desirable for Dominion but it would enhance Dominion's image as a good corporate citizen, and would help Dominion achieve one of its espoused important corporate goals – stewardship of the environment (again to the benefit of the Shareholders). On dom.com, Dominion's statement of Environmental Stewardship is: "Dominion is focused on meeting our customers' energy needs in an environmentally responsible manner. We know that today's operations affect tomorrow's environment." There is no better way to act in an environmentally responsible manner than to reduce the amount of energy produced from coal and oil which produce air, water, and solid pollution in massive quantities, including global warming gases.

An increase in renewable energy production and a decrease in coal-fired energy production will have many beneficial effects for Dominion. The many issues caused by mountaintop removal mining, coal sludge, fly ash disposal, coal plant production of CO_2 and other pollutants will all be lessened. The federal government is already making or will make coal-fired power less attractive by denying mountaintop removal permits and placing caps or taxes on CO_2 production.

It is incumbent on Dominion to plan for such contingencies for the economic well being of the Shareholders.

Potential future pitfalls also include future global warming lawsuits. There are several past and pending lawsuits against private companies, including a pending one that has 14 electric power companies as defendants (*Kivalina v Exxon et al*, 9th Circuit Case 09-17490). It is certain that there will be more such lawsuits in the future, and providing environmentally responsible programs like a 100% renewable energy option will allow Dominion to be better able to defend itself, to the benefit of the Shareholders.



December 1, 2010

Sent via Overnight Mail

Mr. Robert A. Vanderhye

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Vanderhye:

This letter confirms receipt of your shareholder proposal dated November 22, 2010 that you have submitted for inclusion in Dominion Resources, Inc's (Dominion) proxy statement for the 2011 annual meeting of shareholders.

In accordance with Securities and Exchange Commission (SEC) regulations, we are required to notify you of any eligibility or procedural deficiencies related to your proposal. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that in order to be eligible to submit a proposal, you must submit proof of continuous ownership of at least $2,000 in market value, or 1%, of Dominion's common stock for at least one year by the date that you submit the proposal.

According to Dominion's records, you are not a registered holder of Dominion stock. Under SEC rules, if you are not a registered holder of Dominion stock, you may provide proof of ownership by submitting either:

- a written statement from the record holder of your Dominion stock (usually a bank or broker) verifying that, at the time you submitted your proposal, you continuously held the shares for at least one year; or
- if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5 with the SEC, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level and your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement.

In order for your proposal to be eligible, your proof of beneficial ownership of Dominion stock *must be postmarked or transmitted electronically to Dominion no later than 14 calendar days from which you receive this letter.* Your documentation and/or response may be sent to me at Dominion Resources, Inc., 120 Tredegar Street, Richmond, VA 23219 or via facsimile at (804) 819-2232.

Finally, please note that in addition to the eligibility deficiency cited above, Dominion reserves the right in the future to raise any further bases upon which your proposal may be properly excluded under Rule 14a-8(i) of the Securities Exchange Act of 1934.

If you should have any questions regarding this matter, I can be reached at (804) 819-2123.

Sincerely,



Karen W. Doggett
Director-Governance

EXHIBIT C





FAX

To: Karen Doggett FBO Robert A. Vanderhye	From: Stephanie Roberts-TD.Ameritrade
Fax Number: 804-819-2232	Date: 12/9/2010
Subject: Dominion Resources Stock	Total Pages: 2

☑ Urgent ☐ For Review ☐ Please Comment ☐ Please Reply

DEC 1 3 2010

TD AMERITRADE

1005 North Ameritrade Place, Bellevue, NE 68005 tdameritrade.com



12/9/2010

Karen W. Doggett
Director-Governance
Dominion Resources, Inc.
120 Tredegar Street
Richmond, VA 23219

Re: Robert A. Vanderhye; TD AMERITRADE account ending in *** FISMA & OMB Memorandum M-07-16 ***

Dear Karen Doggett,

This letter is to confirm that TD Ameritrade is the record holder for the beneficial owner of the above-named account. Mr. Vanderhye holds in the account 542 shares of common stock in Dominion Resources (stock symbol D). These shares have been held continuously for at least one year prior to December 2, 2010 through today's date and Mr. Vanderhye has advised us that he plans to retain ownership of these shares through the date of the next annual shareholder's meeting.

This letter serves as confirmation under SEC Rules that the account holder listed above is the beneficial owner of the above referenced stock.

If you have any further questions, please contact 800-669-3900 to speak with a TD AMERITRADE Client Services representative, or e-mail us at clientservices@tdameritrade.com. We are available 24 hours a day, seven days a week.

Best regards,

Stephanie Roberts

Stephanie Roberts
Research & Resolution
TD AMERITRADE

EXHIBIT D


Dominion

120 Tredegar Street, Richmond, VA 23219
Mailing Address: P.O. Box 26532
Richmond, VA 23261

December 14, 2010

Sent via Overnight Mail

Mr. Robert A. Vanderhye

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Vanderhye:

On December 13, 2010, we received a letter from TD Ameritrade dated December 9, 2010 via facsimile ("the TD Ameritrade letter"). The TD Ameritrade letter acknowledges your continuous ownership of 542 shares of Dominion Resources, Inc. common stock for at least one year prior to December 2, 2010 through the date of the letter of December 9, 2010. However, as stated in our letter to you dated December 1, 2010, Rule 14a-8(b) of the Securities Exchange Act of 1934, as amended, requires proof of continuous ownership of the shares for at least one year immediately preceding the submission date of your proposal (postmarked November 22, 2010).

As previously stated to you in our December 7 letter, Rule 14a-8(b) provides that sufficient proof of such ownership may be in the form of:

- A written statement from the record holder of your Dominion Stock (usually a bank or broker) verifying that, at the time you submitted your proposal, you continuously held the shares for at least one year.

As the TD Ameritrade letter does not speak to the continuous ownership of your Dominion shares for at least one year immediately preceding the submission date of your proposal, we are required to notify you that, as of the current date, the eligibility requirements set forth under Rule 14a-8(b) have not been fully satisfied. The registered holder of the Dominion shares may provide additional documentation addressing such deficiency, however please note that, in accordance with Rule 14a-8(f), such response must be postmarked or transmitted electronically to Dominion no later than 14 calendar days from the date on which you received our initial notice of the deficiency dated December 1, 2010.

Any documentation or response may be sent to me at Dominion Resources, Inc., 120 Tredegar Street, Richmond, VA 23219 or via facsimile at 804-819-2232.

Finally, please note that in addition to the eligibility deficiency cited above, Dominion reserves the right in the future to raise any further bases upon which your proposal may be properly excluded under Rule 14a-8(i) of the Securities Exchange Act of 1934.

If you should have any questions regarding this matter, I can be reached at (804) 819-2123. For your reference, I enclose a copy of Rule 14a-8.

Sincerely,



Karen W. Doggett
Director-Governance

Dec. 15. 2010 10:36PM

EXHIBIT E





FAX

To:	From: Stephanie Roberts-TD.Ameritrade
Karen Doggett FBO Robert A. Vanderhye	
Fax Number:	Date: ~~12/8/2010~~ 12/15/10
804-819-2232 and *** FISMA & OMB Memorandum M-07-16 ***	
Subject: Dominion Resources Stock	Total Pages: 2

☑ Urgent ☐ For Review ☐ Please Comment ☐ Please Reply


TD AMERITRADE

1005 North Ameritrade Place, Bellevue, NE 68005 tdameritrade.com

12/15/2010

Karen W. Doggett
Director-Governance
Dominion Resources, Inc.
120 Tredegar Street
Richmond, VA 23219

Re: Robert A. Vanderhye; TD AMERITRADE account ending in *** FISMA & OMB Memorandum M-07-16 ***

Dear Karen Doggett,

This letter is to confirm that TD Ameritrade is the record holder for the beneficial owner of the above-named account. Mr. Vanderhye holds in the account 542 shares of common stock in Dominion Resources (stock symbol D). These shares have been held continuously for at least one year prior to November 22, 2010 through today's date and Mr. Vanderhye has advised us that he plans to retain ownership of these shares through the date of the next annual shareholder's meeting.

This letter serves as confirmation under SEC Rules that the account holder listed above is the beneficial owner of the above referenced stock.

If you have any further questions, please contact 800-669-3900 to speak with a TD AMERITRADE Client Services representative, or e-mail us at clientservices@tdameritrade.com. We are available 24 hours a day, seven days a week.

Best regards,

Stephanie Roberts

Stephanie Roberts
Research & Resolution
TD AMERITRADE

This information is furnished as part of a general information service and TD AMERITRADE shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD AMERITRADE monthly statement, you should rely only on the TD AMERITRADE monthly statement as the official record of your TD AMERITRADE account.

TD AMERITRADE does not provide investment, legal or tax advice. Please consult your investment, legal or tax advisor regarding tax consequences of your transactions.

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Job : 680
Date: 2/25/2011
Time: 10:18:06 AM

EDGAR Change Request

Request ID 13014 **Request Type** Deletion **Old ID:** 0

Filing Information:

Accession Number: 0001441557-11-000011 CIK: 0001479671 ORG:

Company Name: **Cygni Capital Partners LLC** File Number: 021-155676

Form Type: D Filing Date: 2/22/2011 Period:

Requestor Information:

Requestor: Eric Chess Bronk Telephone No: (714) 241-2500

Relationship To Registrant: Company Officer FAX No: (714) 432-1900

EDGAR Corresp Date: 2/23/2011 EDGAR Corresp Accession No 0001144204-11-010681

Reason Description: Filed Under Wrong Issuer CIK

Reason for Request: This filing was made by Cygni Capital, LLC, an entity separate from the Company incorrectly using the Edgar filing codes of the Company.

Request Granted?

Request Granted? Request Signed By:

Date Signed: Approval Description:

Comments:

Correction Requested:

Filing Date Adjustment

Filing Date Adusted To:

Hardship Exemptions

Rule 202D? ☐ Date Hardship Expires

Document Description:

Filing Change

Change From:

Change To:

Limitation:

Appeal Received:

Appeal Rec'd Date: Appeal Granted?

Appeal Signed By: Date Appeal Signed:

Comments:

Correction Made:

Correction Via: Correction Made By:

Date Correction Made Date vPCR Correction Made

Prepared By: **Tom Sanders**